MUNI FUNDING COMPANY OF AMERICA, LLC
780 Third Avenue, 22nd Floor
New York, New York 10017

November 14, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mark Webb, Legal Branch Chief

Re:          Muni Funding Company of America, LLC
Request to Withdraw Registration Statement on Form S-1
(File No. 333-166815)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), Muni Funding Company of America, LLC (the “Company”) hereby requests withdrawal of its Registration Statement on Form S-1 (File No. 333-166815), together with all exhibits and amendments thereto (the “Registration Statement”).  The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2010.  The Company has determined not to proceed with the offering contemplated by the Registration Statement at this time. No securities have been sold under the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  Our facsimile number is (646) 218-1585.

If you have any questions with respect to this request, please contact Michael R. Littenberg at (212) 756-2524 or the undersigned at (212) 758-6692.

Sincerely,

MUNI FUNDING COMPANY OF AMERICA, LLC

By:	/s/ Julia Wyatt
Julia Wyatt
Chief Financial Officer